UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  5)


                    Dexterity Surgical, Inc.
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           252368105
                   __________________________
                         (CUSIP Number)


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                              13G
CUSIP No.  252368105
_____________________________________________________________________________
 1. NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.
    Renaissance Capital Growth & Income Fund III, Inc.  75-2533518
_____________________________________________________________________________
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
 3. SEC USE ONLY
_____________________________________________________________________________
 4. CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
 5. SOLE VOTING POWER
    2,406,026 shares
_____________________________________________________________________________
 6. SHARED VOTING POWER
    None
_____________________________________________________________________________
 7. SOLE DISPOSITIVE POWER
    2,406,026 shares
_____________________________________________________________________________
 8. SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,406,026 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    17.64%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________
ITEM 1.
    (a), (b)  Dexterity Surgical, Inc.                            ("Company")
              12961 Park Central, Suite 1300
              San Antonio, TX 78216

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ITEM 2.

    (a) Name of Person Filing
        Renaissance Capital Growth & Income Fund III, Inc.        ("Filer")

    (b) Address of principal Business Office or, if none, Residence 8080 N. Central Expressway, Suite 210, LB 59
        Dallas, TX 75206-1857

    (c) Citizenship
        Texas

    (d) Title of Class of Securities
        Common Stock

    (e) CUSIP Number
        75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______ Broker or Dealer registered under Section 15 of the Act

    (b) ______ Bank as defined in section 3(a)(6) of the Act

    (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

    (d)   X    Investment Company registered under section 8 of the Investment
        ______ Company Act

    (e) ______ Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940

    (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (g) ______ Parent Holding Company, in accordance with section 240.13d-1(b)
               (ii)(G)(Note: See Item 7)

    (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership.

    (a)  Amount Beneficially Owned:

         On December 19, 1997, the Company and the Filer entered into a 9% Convertible Debenture Loan Agreement for $1,500,000 due December 19, 2004, and convertible at $1.60 per share as of April 30, 1999. On
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         December 19, 1997, the Filer purchased 125,000 shares of the Company's common stock. On August 11, 1998, the Filer purchased 500 shares at $1,000 per share of the Company's Series A Cumulative Convertible Preferred Stock, convertible into common stock at $1.60 per share as of April 30, 1999. On November 19, 1998, the Filer purchased 500 shares at $1,000 per share of the Company's Series B Cumulative Convertible Preferred Stock, convertible into common stock at $1.60 per share as of April 30, 1999. On March 27, 2000, the $1,500,000 9% Convertible
         Debenture was revised to be convertible at $1.00 per share. The Convertible Loan Agreement was also amended to provide for the payment of interest from February 1, 2000 through January 31, 2001 in shares of Common Stock giving the Filer 135,000 shares of the Company's Common Stock. On June 15, 2000 the conversion price of the Series A and Series B Convertible Preferred Stock was adjusted to $1.56 per share which makes the $500,000 of the Company's Series A Cumulative Convertible Preferred Stock convertible into 320,513 shares of common stock and the $500,000 of the Company's Series B Cumulative Convertible Preferred Stock convertible into 320,513 shares of common stock. On Nov. 17, 2000 Robert C. Pearson assigned 5,000 shares of stock options vesting July 27, 2000 with an exercise price of $0.75 per share expiring July 27, 2010 to Renaissance Capital Growth & Income Fund III, Inc. All the positions are convertible within sixty days. Thus the Filer owns 2,406,026 shares of the Company's common stock on a fully converted basis. The Investment Advisor is Renaissance Capital Group, Inc., which is also Investment Manager for Renaissance US Growth and Income Trust PLC. Renaissance US Growth and Income Trust PLC also owns securities of Dexterity Surgical, Inc.

    (b)  Percent of Class
         17.64%

    (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:
               2,406,026 shares
          (ii) shared power to vote or to direct the vote:  None
         (iii) sole power to dispose or to direct the disposition of:
               2,406,026 shares
          (iv) shared power to dispose or to direct the disposition of:  None

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
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         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2000                  /S/
                           __________________________________________________
                                     Signature
                           Russell Cleveland, President & CEO
                           Renaissance Capital Growth & Income Fund III, Inc.
                           __________________________________________________
                                   Name and Title
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